Exhibit 17.1

Gentlemen, I hereby resign from the Board of Directors and all committee memberships I hold in U-Food (i.e. UFood Restaurant Group,inc) effective immediately. Kindly remove my name, if it was ever used, from any of the current solicitation or any other public  documents. Of course, I will not be attending today's telephonic Board Meeting. Wishing you all the best.

Sincerely, Charles S. Ramat